FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2017

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 14, 2017, announcing Gilat’s Fourth Quarter 2016 and year-end results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (Registration No. 333-195680) and the Registration Statements on Form S-8 (Registration Nos.  333-113932, 333-123410, 333-132649, 333-158476, 333-180552, 333-187021, 333-204867 and 333-210820).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 14, 2017	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Reports Profitable Fourth Quarter 2016 Results;
Full Year Revenue Grew to $279.6 Million, with Significant
Increase in Profitability

GAAP Operating Income was $0.8 million; Adjusted EBITDA reached $19.2 Million

Petah Tikva, Israel – February 14, 2017 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the fourth quarter and full year ended December 31, 2016.

Key Financial Highlights:
•	Revenues for Q4 2016 increased 19% to $80.3 million from $67.7 million in Q4 2015.

•	Full year 2016 revenues totaled $279.6 million, an increase of 42% from $197.5 million in 2015.

•	Profitability continued to improve:

o	Q4 2016 GAAP operating income reached $6.5 million and non-GAAP operating income was $9.0 million.

o	Full year 2016 GAAP operating income was $0.8 million and non-GAAP operating income was $11.7 million.

o	GAAP net income for Q4 2016 was $4.5 million, or $0.08 per diluted share, non-GAAP net income was $7.0 million, or $0.13 per diluted share.

o	GAAP loss for full year 2016 was $5.3 million, or $0.10 per diluted share. Full year 2016 non-GAAP net income was $5.6 million, or $0.11 per diluted share.

o	Adjusted EBITDA for Q4 2016 was $10.8 million.

o	Full year 2016 Adjusted EBITDA reached $19.2 million compared with Adjusted EBITDA of $6.1 million in 2015.

•	Management objectives for 2017: revenues between $280 to $300 million, GAAP operating income between $4 and $8 million, and Adjusted EBITDA of between $20 and $24 million.

“I am pleased to report Gilat's positive results in the fourth quarter and for full year 2016,” said Yona Ovadia, CEO of Gilat. "We made progress in our broadband and In-Flight Connectivity (IFC) growth engines and continued to invest in our technology leadership, while keeping profitability improvement as a high management priority. As a result, we achieved a profitable fourth quarter along with full-year Adjusted EBITDA within the range of our 2016 management objectives, despite ongoing headwinds in Latin America and a slowdown at the end of the year in our Peru project.

“In Q4, as part of our broadband strategy, we are pleased to have made progress also in affordable broadband to consumers, as we recently won Tricolor TV, the largest DTH (Direct-to-Home) provider in Russia, who plans to include our unique world’s first all outdoor Scorpio VSAT. In mobility, our technology continues to be chosen for In-Flight Connectivity (IFC) as reflected in our strategic partnership with Air Esurfing, an Air Media wholly owned subsidiary in China, to deliver broadband connectivity to airlines throughout China. We were also awarded a joint R&D project with Airbus for the development of a fully integrated Electronically Steerable Antenna (ESA) aero terminal based on our leading phased array technology.

“Our management objectives for 2017 are a continuation and acceleration of our achievements in 2016. Our objectives are for revenues between $280 to $300 million, GAAP operating income between $4 and $8 million and Adjusted EBITDA of between $20 and $24 million, which reflect a high management priority on profitability, in parallel with continued focus on our broadband and mobility growth engines, via maintaining product innovation and leadership.”

Key Recent Announcements:
•	Gilat Awarded a Clean Sky 2 Call to Develop Electronically Steerable Antenna (ESA) for In-Flight Connectivity (IFC) for Airbus Technology Demonstrator

•	Gilat to Supply Broadband Consumer VSATs for the Joint Service of Tricolor TV and Eutelsat Networks

•	Gilat and Air Esurfing Announce a Strategic Collaboration to Provide In-Flight Connectivity (IFC) for China’s Domestic Airline Market

Conference Call and Webcast Details:
Gilat management will host a conference call today, February 14, at 14:30 GMT / 09:30 AM EST / 16:30 IST to discuss the fourth quarter and full year results. International participants are invited to access the call at (972) 3-918-0610, and US-based participants are invited to access the call by dialing 1-888-407-2553.

A simultaneous Webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link:
http://www.veidan-stream.com/?con=Gilat_Satellite_Networks_Q4_2016_Results

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Conference Call Replay
A replay of the conference call will be available beginning approximately 17:00 GMT/ 12:00 PM EST/ 19:00 IST today, until 17:00 GMT/ 12:00 PM EST/ 19:00 IST on February 17, 2017.

International participants are invited to access the replay of the call at (972) 3-925-5901, and US-based participants are invited to access the call by dialing 1-888-782-4291.

A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Non-GAAP Measures
 The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share. The adjustments to the company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the company’s underlying operational results, trends and performance. Gilat is presenting Adjusted EBITDA (operating income before depreciation, amortization, non-cash stock option expenses and other costs related to acquisition transactions, restructuring cost, goodwill impairment, impairment of long lived assets and trade secrets litigation expenses) due to a significant increase in litigation expense relating to an ongoing trade secrets litigation in the U.S. against former employees, which commenced in 2015.

Adjusted EBITDA is presented to compare the company’s performance to that of prior periods and evaluate the company’s financial and operating results on a consistent basis from period to period. The company also believes this measure, when viewed in combination with the company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's Operating income and Adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements.  Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Year ended		Three months ended
	December 31,		December 31,
	2016	2015	2016	2015
	Unaudited	Audited	Unaudited	Unaudited

Revenues	$279,551	$197,543	$80,345	$67,682
Cost of revenues	204,061	143,318	56,147	47,181
Impairment of long lived assets	-	10,137	-	10,137
Gross profit	75,490	44,088	24,198	10,364

Research and development expenses	26,477	24,952	7,103	5,709
Less - grants	1,624	2,540	616	1,977
Research and development, net	24,853	22,412	6,487	3,732
Selling and marketing expenses	23,411	24,823	6,187	6,098
General and administrative expenses	26,471	18,644	5,036	3,418
Restructuring costs	-	1,508	-	522
Goodwill impairment	-	20,402	-	-
Total operating expenses	74,735	87,789	17,710	13,770
Operating income (loss)	755	(43,701)	6,488	(3,406)
Financial expenses, net	(4,843)	(7,243)	(1,668)	(1,393)
Income (loss) before taxes on income	(4,088)	(50,944)	4,820	(4,799)
Taxes on income	1,252	1,190	285	450
Income (loss) from continuing operations	(5,340)	(52,134)	4,535	(5,249)
Loss from discontinued operations	-	(200)	-	-
Income (loss)	$(5,340)	$(52,334)	$4,535	$(5,249)

Income (loss) per share from continuing operations (basic and diluted)	(0.10)	(1.19)	0.08	(0.12)
Loss per share from discontinued operations (basic and diluted)	-	(0.00)	-	-
Income (loss) per share (basic and diluted)	$(0.10)	$(1.19)	$0.08	$(0.12)

Weighted average number of shares used in
computing income (loss) per share
Basic	51,970,458	43,655,309	54,591,346	44,311,825
Diluted	51,970,458	43,655,309	54,615,092	44,311,825

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	December 31, 2016			December 31, 2015
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Gross profit	$24,198	1,204	$25,402	$10,364	11,387	$21,751
Operating expenses	17,710	(1,264)	16,446	13,770	(989)	12,781
Operating income (loss)	6,488	2,468	8,956	(3,406)	12,376	8,970
Income (loss) before taxes on income	4,820	2,468	7,288	(4,799)	12,376	7,577
Income (loss)	$4,535	2,468	$7,003	$(5,249)	12,376	$7,127

Basic income (loss) per share	$0.08	0.05	$0.13	$(0.12)	0.28	$0.16

Diluted income (loss) per share	$0.08	0.05	$0.13	$(0.12)	0.28	$0.16

Weighted average number of shares used in
computing income (loss) per share
Basic	54,591,346		54,591,346	44,311,825		44,311,825
Diluted	54,615,092		54,652,640	44,311,825		44,567,776

(1)
Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, impairment of goodwill and long lived assets, trade secrets litigation expenses, restructuring costs and loss from discontinued operations.

	Three months ended	Three months ended
	December 31, 2016	December 31, 2015
	Unaudited	Unaudited

GAAP income (loss)	$4,535	$(5,249)
Gross profit
Non-cash stock-based compensation expenses	9	52
Amortization of intangible assets related to acquisition transactions	1,195	1,198
Impairment of long lived assets	-	10,137
	1,204	11,387
Operating expenses
Non-cash stock-based compensation expenses	207	184
Amortization of intangible assets related to acquisition transactions:	193	190
Trade secrets litigation expenses	864	93
Restructuring costs	-	522
	1,264	989

Non GAAP income	$7,003	$7,127

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Year ended			Year ended
	31 December 2016			31 December 2015
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Gross profit	$75,490	4,817	$80,307	$44,088	15,146	$59,234
Operating expenses	74,735	(6,091)	68,644	87,789	(25,200)	62,589
Operating income (loss)	755	10,908	11,663	(43,701)	40,346	(3,355)
Income (loss) before taxes on income	(4,088)	10,908	6,820	(50,944)	40,346	(10,598)
Income (loss) from continuing operations	(5,340)	10,908	5,568	(52,134)	40,346	(11,788)
Loss from discontinued operations	-	-	-	(200)	200	-
Income (loss)	$(5,340)	10,908	$5,568	$(52,334)	40,546	$(11,788)

Income (loss) per share from continuing operations (basic and diluted)	(0.10)	0.21	0.11	(1.19)	0.92	(0.27)
Loss per share from discontinued operations (basic and diluted)	-	-	-	(0.00)	0.00	-
Income (loss) per share (basic and diluted)	$(0.10)	0.21	$0.11	$(1.19)	0.92	$(0.27)

Weighted average number of shares used in
computing net income (loss) per share
Basic	51,970,458		51,970,458	43,655,309		43,655,309
Diluted	51,970,458		52,123,677	43,655,309		43,655,309

(1)
Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, impairment of goodwill and long lived assets, trade secrets litigation expenses, restructuring costs and loss from discontinued operations.

	Year ended	Year ended
	31 December 2016	31 December 2015
	Unaudited	Unaudited

GAAP loss	$(5,340)	$(52,334)
Gross profit
Non-cash stock-based compensation expenses	41	217
Amortization of intangible assets related to acquisition transactions	4,776	4,792
Impairment of long lived assets	-	10,137
	4,817	15,146
Operating expenses
Non-cash stock-based compensation expenses	867	1,684
Amortization of intangible assets related to acquisition transactions:	777	805
Goodwill impairment	-	20,402
Trade secrets litigation expenses	4,447	801
Restructuring costs	-	1,508
	6,091	25,200

Loss from discontinued operations	-	200

Non GAAP income (loss)	$5,568	$(11,788)

GILAT SATELLITE NETWORKS LTD.
CONDENSED ADJUSTED EBITDA
U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP operating income (loss)	$755	$(43,701)	$6,488	$(3,406)
Add:
Non-cash stock-based compensation expenses	908	1,901	216	236
Restructuring costs	-	1,508	-	522
Impairment of goodwill and long lived assets	-	30,539	-	10,137
Trade secrets litigation expenses	4,447	801	864	93
Depreciation and amortization	13,108	15,072	3,277	3,613
Adjusted EBITDA	$19,218	$6,120	$10,845	$11,195

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands

	December 31,	December 31,
	2016	2015
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$40,133	$18,435
Restricted cash	62,229	100,779
Restricted cash held by trustees	9,058	8,524
Trade receivables, net	89,377	50,984
Inventories	21,469	25,358
Other current assets	17,017	16,223
Total current assets	239,283	220,303

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	213	179
Severance pay funds	7,791	7,545
Other long term receivables	223	221
Total long-term investments and receivables	8,227	7,945

PROPERTY AND EQUIPMENT, NET	80,837	81,963

INTANGIBLE ASSETS, NET	11,383	17,154

GOODWILL	43,468	43,468

TOTAL ASSETS	$383,198	$370,833

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands

	December 31,	December 31,
	2016	2015
	Unaudited	Audited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loans	$-	$7,000
Current maturities of long-term loans	4,617	4,542
Trade payables	29,625	17,210
Accrued expenses	53,429	23,481
Advances from customers	29,751	82,813
Advances from customers, held by trustees	7,498	8,515
Other current liabilities	21,754	16,213

Total current liabilities	146,674	159,774

LONG-TERM LIABILITIES:
Accrued severance pay	7,485	7,506
Long-term loans, net of current maturities	16,932	21,493
Other long-term liabilities	2,281	3,978

Total long-term liabilities	26,698	32,977

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,593	2,048
Additional paid-in capital	920,162	884,126
Accumulated other comprehensive loss	(3,224)	(3,727)
Accumulated deficit	(709,705)	(704,365)

Total equity	209,826	178,082

TOTAL LIABILITIES AND EQUITY	$383,198	$370,833

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from continuing operations
Cash Flows from Operating Activities:
Net Income (Loss)	$(5,340)	$(52,334)	$4,535	$(5,249)
Loss from discontinued operations	-	200	-	-
Net income (loss) from continuing operations	(5,340)	(52,134)	4,535	(5,249)
Adjustments required to reconcile net income (loss)
to net cash provided by (used in) operating activities:
Depreciation and Amortization	13,108	15,072	3,277	3,613
Goodwill impairment	-	20,402	-	-
Impairment of long lived assets	-	10,137	-	10,137
Capital loss from disposal of property and equipment	(88)	82	-	-
Stock-Based Compensation	908	1,901	216	236
Accrued severance pay, net	(267)	(111)	(65)	163
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	(1,382)	842	72	635
Exchange rate differences on long-term loans	(43)	(288)	(99)	(67)
Deferred income taxes, net	4	1	(1)	(10)
Decrease (increase) in trade receivables, net	(37,586)	4,553	(47,695)	(12,177)
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	(3,386)	998	(4,593)	97
Decrease (increase) in inventories	2,221	(2,821)	1,356	2,090
Decrease (Increase) in restricted cash directly related to operating activities, net	48,519	(87,004)	12,991	(34,268)
Increase (decrease) in trade payables	12,454	(5,133)	8,607	2,514
Increase in accrued expenses	30,149	2,935	4,135	3,444
Increase (decrease) in advance from customers	(53,081)	79,884	13,561	24,268
Increase (decrease) in advances from customers, held
by trustees	922	(2,243)	1,950	6,168
Increase (decrease) in other current liabilities and other long term liabilities	3,666	(1,860)	2,036	(1,454)
Net cash provided by (used in) operating activities	10,778	(14,787)	283	140

Cash Flows from Investing Activities:
Purchase of property and equipment	(4,307)	(3,930)	(1,485)	(821)
Investment in restricted cash held by trustees	(16,200)	(16,634)	(5,275)	(10,525)
Proceeds from restricted cash held by trustees	16,498	21,501	3,025	2,852
Investment in restricted cash (including long-term)	(17,001)	(22,717)	(9,751)	(306)
Proceeds from restricted cash (including long-term)	7,441	34,120	-	1,561
Net cash provided by (used in) investing activities	(13,569)	12,340	(13,486)	(7,239)

Cash flows from financing activities:
Capital lease payments	(307)	(609)	-	(201)
Issuance of shares in a rights offering	35,095	-	-	-
Issuance of restricted stock units and exercise of stock options	576	5,683	49	88
Payment of obligation related to the purchase of intangible assets	-	(500)	-	-
Short term bank credit, net	(7,000)	(5,897)	-	(2,086)
Repayment of long-term loans	(4,443)	(4,544)	(27)	(135)
Net cash provided by (used in) financing activities	23,921	(5,867)	22	(2,334)

Effect of exchange rate changes on cash and cash equivalents	568	(977)	(125)	145

Increase (decrease) in cash and cash equivalents	21,698	(9,291)	(13,306)	(9,288)

Cash and Cash Equivalents at the Beginning of the Period	18,435	27,726	53,439	27,723

Cash and Cash Equivalents at the End of the Period	$40,133	$18,435	$40,133	$18,435